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Exhibit (a)(2)

January 13, 2011

Dear Stockholder:

On behalf of the board of directors, I am pleased to inform you that on December 20, 2010, Martek Biosciences Corporation (the "Company" or "Martek"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), with Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), and Greenback Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of DSM ("Purchaser").

Under the terms of the Merger Agreement and subject to the terms and conditions set forth in Purchaser's Offer to Purchase dated January 13, 2011 and related materials enclosed with this letter, Purchaser today is commencing a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of the Company, at a purchase price of $31.50 per Share, net to the seller in cash (the "Offer Price"). The Offer will expire at 5:00 PM, New York City time, on Friday, February 18, 2011, unless the Offer is extended.

After successful completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Martek, and Martek will be the surviving corporation and an indirect, wholly-owned subsidiary of DSM (the "Merger"). Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of Martek or owned by DSM or any subsidiary of DSM or Martek or held by stockholders who are properly demand and perfect appraisal rights under Delaware law) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

In evaluating the Offer and the Merger, the Martek board of directors consulted with the Company's senior management and outside legal and financial advisors. After careful deliberations and consideration of a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, Martek's board of directors unanimously (i) determined that the Merger Agreement, the Offer, the Merger, the top-up option (as defined in the Merger Agreement) and the other transactions contemplated thereby, are advisable, fair to and in the best interests of Martek and its stockholders; (ii) approved the Merger Agreement, the Offer and the Merger; and (iii) recommended that Martek's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related tender offer materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of Purchaser's Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Sincerely,

Steve Dubin
Chief Executive Officer

MARTEK BIOSCIENCES CORPORATION • 6480 DOBBIN ROAD • COLUMBIA, MD 21045 • 410-740-0081 • WWW.MARTEK.COM

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  Exhibit (a)(2)